SUPREME COURT OF THE CITY OF NEW YORK
COUNTY OF NEW YORK

THE PEOPLE OF THE STATE OF NEW YORK -against- BNP Paribas, S.A., Defendant.	SUPERIOR COURT INFORMATION Docket No.

I, CYRUS R. VANCE, JR., District Attorney for the County of New York, by this information, accuse the defendant of the crime of **FALSIFYING BUSINESS RECORDS IN THE FIRST DEGREE**, in violation of Penal Law §175.10, committed as follows:

The defendant, BNP Paribas, S.A. in the County of New York, during the period from at least in or about 2004 to in or about 2012, with intent to defraud and to commit another crime and to aid and conceal the commission thereof, made and caused to be made a false entry in the business records of an enterprise, to wit the defendant transmitted and caused to be transmitted U.S. dollar wire payments on behalf of sanctioned persons, entities, and countries through financial institutions in New York County and elsewhere by altering and omitting the involvement of the sanctioned person, entity, and country.

SECOND COUNT:

I, CYRUS R. VANCE, JR., District Attorney for the County of New York, by this information, further accuse the defendant of the crime of **CONSPIRACY IN THE FIFTH DEGREE**, in violation of Penal Law §105.05(1), committed as follows:

The defendant, BNP Paribas, S.A. in the County of New York and elsewhere, during the period from at least in or about 2004 to in or about 2012, with intent that conduct constituting a felony, to wit Falsifying Business Records in the First Degree, be performed, did agree with one and more persons to engage in and cause the performance of such conduct.

OBJECTS OF THE CONSPIRACY

It was a part and an object of the conspiracy that the defendant, BNP Paribas, S.A. ("BNPP"), and others known and unknown, intentionally and knowingly falsified the records of financial institutions in New York County in furtherance of BNPP's efforts to violate United States sanctions laws by, among other things intentionally and knowingly structuring, conducting, and concealing U.S. dollar transactions using the U.S. financial system on behalf of banks and other entities located in or controlled by Sudan, and on behalf of an entity located in Iran.

It was further part and object of the conspiracy that the defendant, BNPP, and others known and unknown, intentionally and knowingly falsified the records of financial institutions in New York County in furtherance of BNPP's efforts to violate United States sanctions laws by, among other things intentionally and knowingly structuring, conducting, and concealing U.S. dollar transactions using the U.S. financial system on behalf of banks and other entities controlled by Cuba.

MEANS AND METHODS OF THE CONSPIRACY

Among the means and methods by which the defendant, BNPP, and its co-conspirators carried out the conspiracy were the following:

1.   BNPP intentionally used a non-transparent method of payment messages, known as cover payments, to conceal the involvement of banks and other entities located in or controlled by countries subject to U.S. sanctions, including Sudan, Iran and Cuba ("Sanctioned Entities"), in U.S. dollar transactions processed through BNPP's branch office in the United States headquartered in New York, New York ("BNPP New York") and other financial institutions in the United States.

2.   BNPP colluded with other financial institutions to structure payments in highly complicated ways, with no legitimate business purpose, to conceal the involvement of Sanctioned Entities in order to prevent the illicit transactions from being blocked when transmitted through the United States.

3.   BNPP instructed other financial institutions not to mention the names of Sanctioned Entities in U.S. dollar payment messages sent to BNPP New York and other financial institutions in the United States.

4.   BNPP followed instructions from Sanctioned Entities not to mention their names in U.S. dollar payment messages sent to BNPP New York and other financial institutions in the United States.

5.   BNPP removed information identifying Sanctioned Entities from U.S. dollar payment messages in order to conceal the involvement of Sanctioned Entities from BNPP New York and other financial institutions in the United States.

<u>OVERT ACTS</u>

In furtherance of the conspiracy and to effect its illegal objects, the defendant, BNPP, and others known and unknown, committed the following overt acts, among others, in the County of New York and elsewhere:

1.   In or about December 2006, BNPP, through its subsidiary based in Geneva, Switzerland, caused an unaffiliated U.S. financial institution located in New York, New York ("U.S. Bank 1") to process an approximately $10 million U.S. dollar transaction involving a Sanctioned Entity in Sudan by concealing from U.S. Bank 1 the involvement of the Sanctioned Entity.

2.   In or about November 2012, BNPP, through its headquarters in Paris, France ("BNPP Paris"), processed, through BNPP New York, an approximately $6.5 million U.S. dollar transaction on behalf of a corporation controlled by an Iranian entity.

3.   On or about November 24, 2009, BNPP Paris processed an approximately $213,027 U.S. dollar transaction through BNPP New York in connection with a U.S. dollar denominated credit facility that provided financing to various Sanctioned Entities in Cuba.

CYRUS R. VANCE, JR.
District Attorney

SUPREME COURT OF THE CITY OF NEW YORK
COUNTY OF NEW YORK

THE PEOPLE OF THE STATE OF NEW YORK

-against-

BNP Paribas, S.A.,

Defendant.

SUPERIOR COURT INFORMATION

Cyrus R. Vance, Jr.
District Attorney
New York County
One Hogan Place
New York, New York 10013
(212) 335-9000